Rule 424(b)(3)
                                                            File No. 333-15905

                                    ALLIANCE

                              PHARMACEUTICAL CORP.

                                  COMMON STOCK
                                  ------------


     This Prospectus relates to shares (the "Shares") of Common Stock, $.01 par value (the "Common Stock"), which may be offered by certain shareholders of the Company (the "Selling Shareholders") from time to time directly or through one or more broker-dealers, in one or more transactions on the Nasdaq National Market ("Nasdaq"), otherwise in the over-the-counter market, in negotiated transactions or otherwise, or through a combination of such methods, at fixed prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

     A portion of the Shares have been or will be issued to the Selling Shareholders over the next twelve months as the result of the acquisition of MDV Technologies, Inc. by the Company; some or all of the remaining Shares may be issued to the Selling Shareholders if certain contingent events occur, which contingent events are expected to occur, if they occur at all, over the next five years. The maximum number of Shares which may be issued to the Selling Shareholders will be 3,307,507, based on and subject to the assumptions set forth under "Selling Shareholders". See "Selling Shareholders."

     None of the proceeds of the sale of the Shares by the Selling Shareholders will be received by the Company. The Company has agreed to bear all expenses (other than underwriting discounts and selling commissions, and fees and expense of advisers to the Selling Shareholders) in connection with the registration of Shares. The Shares offered pursuant to this Prospectus may be issued in one or more issuances.

     The Company's Common Stock is listed on the Nasdaq under the symbol ALLP. On December 20, 1996, the closing price of the Common Stock as quoted on Nasdaq was $15 per share.

     The Common Stock offered hereby involves a high degree of risk. See "Risk Factors" on page 6 hereof.


                              --------------------



     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                   The date of this Prospectus is January 22, 1997.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1996, which was filed with the Securities and Exchange Commission (the "Commission") pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1996, which was filed with the Commission pursuant to the Exchange Act, and the information under the caption "Description of the Company's Securities" contained in the Company's Registration Statement on Form 8-A, dated October 25, 1984, with respect to the Company's Common Stock, are incorporated herein by reference and made a part of this Prospectus as of the date hereof. All reports subsequently filed pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering of the Common Stock offered hereby shall be deemed to be incorporated by reference into this Prospectus. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any document which is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to any person to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any or all of the documents which have been incorporated by reference in this Prospectus, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into the documents so incorporated. Requests for such copies should be directed to Lloyd Rowland, Alliance Pharmaceutical Corp., 3040 Science Park Road, San Diego, California 92121, telephone (619) 558-4300.

                              AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities of the Commission, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W, Washington, D.C. 20549, and at the Commission's New York Regional Office, Seven World Trade Center, 13th Floor, New York, New York 10048, and at its Chicago Regional Office, Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and copies of such materials can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W, Washington, D.C. 20549, at prescribed rates. They are also available through the Commission's World Wide Web site (http://www.sec.gov). The Company's Common Stock is listed on Nasdaq. Reports and other information concerning the Company may be inspected at the offices of the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.


                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and consolidated financial statements in this Prospectus or previously filed with the Commission and incorporated herein by reference. As used in this Prospectus, the terms "Company" and "Alliance" refer to Alliance Pharmaceutical Corp., MDV Technologies, Inc. and the consolidated subsidiaries of Alliance Pharmaceutical Corp., unless the context indicates otherwise.

                                   THE COMPANY

     Alliance is a pharmaceutical research and development company that focuses on developing scientific discoveries into potential drug products and licensing these products to multinational pharmaceutical companies in exchange for fixed payments and royalties. To date, the Company has entered into agreements with researchers for the rights to two innovative products, developed these products through initial clinical (human) trials, and entered into collaborative relationships with multinational pharmaceutical companies for the final stages of development and worldwide marketing. These products are Oxygent(TM), an intravascular oxygen carrier designed to reduce the need for donor blood transfusions during surgery, which is currently in Phase IIb clinical trials and is licensed to affiliates of Johnson & Johnson, and LiquiVent(R), an intrapulmonary agent for use in treatment of acute respiratory failure, which is currently in a pivotal Phase II/III clinical trial and is licensed to Hoechst Marion Roussel, Inc., an affiliate of Hoechst AG. Alliance intends to enter into a collaborative agreement for Imagent(R) US, an ultrasound contrast agent for which the Company has begun a Phase II clinical trial. Nevertheless, Alliance has not entered into such an agreement for Imagent US, and there can be no assurance that it will be able to do so.

     The Company's strategy is to identify potential new pharmaceutical products through scientific collaborations with researchers and clinicians in universities and medical centers where many of the basic causes of disease and potential targets for new therapies are discovered. Using its experience in defining pharmaceutical formulations, designing manufacturing processes, conducting preclinical pharmacology and toxicology studies, and conducting early-phase human testing, Alliance endeavors to advance such discoveries into clinical development. The Company seeks collaborative relationships for the final stages of drug development, including completing late-phase human testing, obtaining worldwide regulatory approvals, building large-scale manufacturing capacities, and marketing.

     Alliance's products currently in clinical development - Oxygent, LiquiVent, and Imagent US - are based upon perfluorochemical ("PFC") and emulsion technologies. PFCs are biochemically inert compounds and may be employed in a variety of therapeutic and diagnostic applications. The Company's primary drug substance is perflubron, a brominated PFC that has a high solubility for respiratory gases and can be used to transport these gases safely throughout the body.

     Oxygent, an emulsion containing perflubron, is an intravascular oxygen carrier to be used as a temporary "blood substitute" to provide oxygen to tissues during elective surgeries where substantial blood loss is anticipated. Oxygent has several potential advantages compared to allogeneic (donor) blood: there is no risk of infectious disease transmission, it is compatible with all blood types, it has a shelf-life in excess of one year, and it can be sterilized. Oxygent can be used with autologous blood collection techniques, including predonation, hemodilution, and salvage, to enhance safety by reducing the need for allogeneic blood. Oxygent is currently in Phase IIb clinical trials with surgical patients at multiple sites in the United States and Europe.

     In August 1994, the Company entered into a license agreement (the "Ortho License Agreement") with Ortho Biotech, Inc. and The R.W. Johnson Pharmaceutical Research Institute, a division of Ortho Pharmaceutical Corporation, affiliates of Johnson & Johnson (collectively referred to as "Ortho"), which provides Ortho with exclusive worldwide development and marketing rights to the Company's injectable PFC emulsions capable of transporting oxygen for therapeutic use, including Oxygent. The Ortho License Agreement provides for Alliance to assist in the continued development of the product, with Ortho responsible for substantially all of the remaining costs of development and marketing. In conjunction with the Ortho License Agreement, Johnson & Johnson Development Corp. ("J&JDC"), an affiliate of Johnson & Johnson, purchased equity securities of the Company for $15.0 million. In addition, Ortho paid Alliance an initial license fee and will pay milestone payments and royalties on product sales.

     LiquiVent, neat perflubron, is an intrapulmonary agent to treat acute respiratory failure, a disorder that can result from many causes, including serious infection, traumatic shock, severe burns, and inhalation of toxic substances, and is characterized by impairment of normal lung function. The Company is conducting a multi-center pivotal Phase II/III clinical trial with LiquiVent in pediatric patients with acute respiratory failure, and separate multi-center Phase II clinical trials in adults and premature infants are underway. The U.S. Food and Drug Administration ("FDA") has granted Subpart E status (expedited review) for the development of LiquiVent.

     In February 1996, the Company entered into a license agreement (the "HMRI License Agreement" and, together with the Ortho License Agreement, the "License Agreements") with Hoechst Marion Roussel, Inc. ("HMRI"), which provides HMRI with exclusive worldwide development and marketing rights to the intratracheal administration of liquids, including LiquiVent, which perform bronchoalveolar lavage or liquid ventilation. The HMRI License Agreement provides for Alliance to assist in the continued development of the product, with HMRI responsible for substantially all of the costs of development and marketing. In conjunction with the HMRI License Agreement, HMRI agreed to purchase equity securities of the Company for $22.0 million. In addition, HMRI will pay Alliance license fees, milestone payments, and royalties on product sales.

         Imagent US is a PFC-based intravenous ultrasound contrast agent being developed to aid in the assessment of cardiac function and myocardial perfusion, as well as the detection of solid organ lesions and blood flow abnormalities caused by vascular diseases. In preclinical studies, this agent has been found to enhance the signal from perfused tissues and blood vessels using traditional gray-scale and color Doppler technologies, as well as the emerging harmonic ultrasound imaging technique. The Company began a Phase II clinical trial in the United States in October 1996.

         On November 13, 1996, the Company acquired MDV Technologies, Inc. ("MDV") through the merger (the "MDV Merger") of MDV and a wholly-owned subsidiary of the Company. MDV is engaged in the development of a thermo-reversible gel (FloGel trademark) intended for use as an anti-adhesion treatment for persons undergoing abdominal or pelvic surgeries. FloGel is applied in a cold, liquid form and becomes a gel at body temperature. MDV has obtained preliminary human safety data with the product's current formulation, and has performed preclinical studies on additional formulations.

         The consideration payable in the MDV Merger consists of $15.5 million ($250,000 of which will be used to pay MDV's portion of the brokerage fee), payable $3 million on the date the MDV Merger was consummated (the "Effective Date"), $2.5 million on each date occurring three months, six months and nine months after the Effective Date, and $5 million on the first anniversary of the Effective Date. The initial $3 million payment included approximately $1,950,910.45 in repayment of outstanding MDV debt. Additionally, Alliance will pay up to $20 million if advanced clinical development or licensing milestones are achieved. The Company will also make certain royalty payments on the sales of such products. Alliance may buy out its royalty obligation for $10 million (increasing over time). All of such payments may be made in cash or, at Alliance's option, Shares, except for the royalty obligations which will be payable only in cash. There can be no assurance that any of the contingent payments will be made, because they are dependent on future developments which are inherently uncertain. See "Risk Factors."

         Alliance continues to support internal research to expand the applicability of its core technologies. Alliance is investigating the use of PFC-containing gels, reserve emulsions, microemulsions, foams and other compositions as drug delivery agents. Alliance is also conducting preclinical studies of a PFC-based formulation that could be beneficial for warm temperature preservation of kidneys or other organs which may extend the time the organ is viable for transplantation. The Company has initiated a pilot clinical study in Europe to assess an apparatus designed to be a combined cardiovascular and oxygenation monitor that acquires data by minimally invasive means.

         Alliance is also assessing an apoptotic factor for regulation of cancerous cell death and has ongoing research activities to exploit its expertise in PFC, emulsion, and surfactant technologies. In addition, the Company is evaluating its antigenized antibody technology for use in developing a prototype vaccine for an infectious disease and a prototype tolerogen for an autoimmune disease.

         The Company's headquarters are located at 3040 Science Park Road, San Diego, California 92029, and its telephone number is (619) 558-4300.


                                  RISK FACTORS

         An investment in the Common Stock offered hereby involves a high degree of risk. The following factors and cautionary statements should be carefully considered in evaluating the Company and its business:

         Limited Product Revenues; History of Operating Losses. Substantially all of the Company's revenues to date have consisted of licensing fees, milestone payments, and payments to fund research and development activities under joint development and license agreements. The Company has had net operating losses since its inception and expects such losses to continue unless and until such time as revenues are sufficient to fund its continuing operations. As of September 30, 1996, the Company had an accumulated deficit of $216.6 million. For the years ended June 30, 1992, 1993, 1994, 1995 and 1996, and for the three months ended September 30, 1995 and 1996, the Company has incurred net losses of $21,766,000, $26,380,000, $36,946,000, $29,717,000,
$23,172,000, $7,572,000 and $4,413,000, respectively. There can be no assurance that the Company will be able to achieve profitability at all or on a sustained basis.

         Reliance on Collaborative Partners; Future Collaborations. The Company has entered into the License Agreements to support the development and commercialization of Oxygent and LiquiVent and to raise capital. Pursuant to the License Agreements, the Company has granted exclusive, worldwide marketing rights to Oxygent and Liquivent. The Company's strategy is to seek additional collaborations. However, there can be no assurance that the Company will be able to negotiate acceptable collaborative arrangements in the future, or that any current or future arrangements will ultimately be successful. Under the License Agreements, the Company will depend on Ortho and HMRI for development, regulatory approval, and marketing of products. The termination of either of the License Agreements, which can occur on at least one month's advance notice, or any other future collaborative arrangement could adversely affect the Company's research, development or, ultimately, product distribution plans. The Company's revenues from milestone payments or sales of any product will depend in large part upon the efforts and abilities of the collaborative partner to perform clinical testing, to obtain regulatory approvals, and to manufacture and market the product. The amount and timing of resources devoted to these activities will not be completely within the Company's control. The collaborative partner will have certain discretion in deciding whether to commercialize the product. There can be no assurance that the corporate interests and motivations of the Company's collaborative partners will remain consistent with those of the Company, or that they will market the Company's products in a way or to the extent that the Company will consider satisfactory. The exclusivity of the Company's collaborative arrangements may prevent the Company from replacing one collaborative partner with another that the Company might deem better suited to its requirements.

         Government Regulation; Uncertainties Related to Clinical Trial Results. The production and marketing of the Company's products and its research and development activities are subject to regulation for safety and efficacy by numerous government authorities in the United States and other countries. Clinical trials and the manufacturing and marketing of the Company's products are subject to the testing and approval process of the FDA and foreign regulatory authorities. The FDA and other regulatory authorities require that the safety and efficacy of a drug be supported by results from adequate and well-controlled clinical trials before approval for commercial sale. If the results of the clinical trials of the Company's products do not demonstrate the safety and efficacy of the products, the Company will not be able to submit to the FDA a New Drug Application ("NDA") (or an application for pre-market approval in the case of a device, such as MDV's technology). Even if the Company believes the clinical trials demonstrate the safety and efficacy of a product, the FDA and other regulatory authorities may not accept the Company's assessment of the results. In either case, the Company may have to conduct additional clinical trials in an effort to demonstrate the safety and efficacy of the product. The process of obtaining regulatory clearances or approvals is costly and time-consuming. The Company cannot predict how long preclinical and clinical trials will take or whether they will be successful, nor can the Company, although it believes that it is in compliance in all material respects with all applicable regulations, predict how long the necessary regulatory approvals or clearances will take. Therefore, there can be no assurance that the necessary clearances or approvals will be obtained, or obtained on a timely basis. Without acceptable results and regulatory approval, the Company would not be able to commercialize its products, which would have a material adverse effect on the Company. There can be no assurance that the results of any of the Company's clinical trials will be favorable or that the Company's products will obtain regulatory approval for commercialization. The effect of governmental regulations which might arise from future legislative or administrative action cannot be predicted.

         Uncertainty of Development and Commercialization Efforts. The Company's products require substantial development efforts. The Company or its collaborative partners may encounter unforeseen technological or scientific problems, including side effects, which may force abandonment or substantial change in the development of a specific product or process, or technological change or product developments by others, any of which may have a material adverse effect on the Company. Further, even after successful technical development and receipt of governmental approval, a product may not achieve commercial success. To date, the Company has received regulatory approval for the commercial sale of only one of its drug products, the sales of which were discontinued due to limited revenue potential.

         Future Capital Needs; Uncertainty of Additional Financing. The Company believes that its existing capital resources, including expected revenues from the License Agreements and investments will be adequate to satisfy its capital requirements for at least the next 24 months. The Company will need additional financing to support its long-term product development programs. The Company's future capital requirements will depend on many factors, including continued scientific progress in its research and development programs, progress with preclinical testing and clinical trials, the time and cost involved in obtaining regulatory approvals, patent costs, competing technological and market developments, changes in existing collaborative relationships, the Company's ability to establish development, sales, and marketing arrangements, and the cost of manufacturing scale up, if necessary. No assurance can be given that adequate financing will be available to the Company in the future or on terms acceptable to the Company.

         Unpredictability of Patent Protection; Proprietary Technology. The Company believes that its success will depend largely on its ability to obtain and maintain patent protection for its own inventions and licenses for the use of patents owned by third parties. The Company has obtained patents covering certain intermediate and high concentration PFC emulsions, as well as patents related to liquid ventilation. The Company has filed, and when appropriate will file, other patent applications with respect to its products and processes in the United States and in foreign countries. There can be no assurance, however, that the Company will develop any additional products and processes which may be patentable or that any additional patents will be issued. It is possible that patents issued to the Company or any patents licensed to the Company may be challenged successfully, that the Company may infringe patents of third parties unintentionally, and that the Company may have to alter its products or manufacturing processes to take into account the patents of third parties, causing delays in product development. Litigation, which could result in a substantial cost to the Company, may be necessary to enforce any patents issued to the Company and/or to determine the scope and validity of others' proprietary rights. The Company also attempts to protect its proprietary products and processes by relying on trade secret laws and non-disclosure and confidentiality agreements with its employees and certain other persons who have access to its products or processes. No assurance can be given that others will not develop such products or processes independently or obtain access to such products or processes. To the extent that others develop or obtain similar products or processes, the Company's competitive position may be affected adversely.

         Limited Manufacturing Capability and Experience. While the Company believes that it can produce materials for clinical trials and the initial market launch for its emulsion products at its existing San Diego facility and for LiquiVent at its Otisville facility, it may need to expand its commercial manufacturing capabilities for its products in the future. This expansion may occur in stages, each of which would require regulatory approval, and product demand could at times exceed supply capacity. The Company has not selected a site or obtained any regulatory approvals for construction of a commercial production facility for its products, nor can there be any assurance that it will be able to do so. The projected location and completion date of any production facility will depend upon regulatory and development activities and other factors. The Company cannot predict the amount that it will expend for the construction of such a production facility, and there can be no assurance as to when or whether the FDA will determine that such facility complies with Good Manufacturing Practices. Construction of a facility will depend on regulatory approvals, product development, and capital resources, among other things. The Ortho License Agreement provides an option to Ortho to elect to manufacture the emulsion products referred to therein, or to require the Company to manufacture such products at a negotiated price. The HMRI License Agreement requires the Company to manufacture LiquiVent at its Otisville facility for a period of time after market launch and to sell the product to HMRI at a negotiated price. HMRI will be responsible for establishing production capacity beyond the maximum capacity of the Otisville facility.

         Uncertainty of Third-Party Reimbursement. The Company's ability to commercialize its products successfully will depend in part on the extent to which appropriate reimbursement levels for the cost of the products and related treatment are obtained from government authorities, private health insurers and other organizations, such as health maintenance organizations ("HMOs"). Third-party payors are increasingly challenging the prices charged for medical products and services. Also, the trend toward managed health care in the United States, the growth of organizations such as HMOs, and legislative proposals to reform healthcare and government insurance programs could significantly influence the purchase of healthcare services and products, resulting in lower prices and reducing demand for the Company's products. The cost containment measures that healthcare providers are instituting and any healthcare reform could affect the Company's ability to sell its products and may have a material adverse effect on the Company. There can be no assurance that reimbursement in the United States or foreign countries will be available for any of the Company's products, that any reimbursement granted will be maintained, or that limits on reimbursement available from third-party payors will not reduce the demand for, or negatively affect the price of, the Company's products. The unavailability or inadequacy of third-party reimbursement for the Company's products would have a material adverse effect on the Company. The Company is unable to forecast what additional legislation or regulation relating to the healthcare industry or third-party coverage and reimbursement may be enacted in the future, or what effect the legislation or regulation would have on the Company's business.

         Dependence Upon Key Personnel. The Company's success in developing marketable products and achieving a competitive position will depend, in part, on its ability to attract and retain qualified scientific and management personnel. Competition for such personnel is intense, and no assurance can be given that the Company will be able to attract and retain such personnel. Scientific advisors to the Company are employed by or have consulting arrangements with third parties which may conflict with their obligations to the Company. The Company's anticipated growth and expansion will require additional expertise and are expected to place additional demands on the Company's management and financial resources.

         Competition; Rapid Technological Change. Biotechnology and pharmaceutical companies are highly competitive. There are many pharmaceutical companies, biotechnology companies, public and private universities, and research organizations actively engaged in research and development of products that may be similar to, or seek to attack the same targets as, Alliance's products. Many of the Company's existing or potential competitors have substantially greater financial, technical, and human resources than the Company and may be better equipped to develop, manufacture, and market products. These companies may develop and introduce products and processes competitive with or superior to those of the Company. In addition, other technologies or products may be developed that have an entirely different approach or means of accomplishing the intended purposes of the Company's products which might render the Company's technology and products uncompetitive or obsolete. There can be no assurance that the Company will be able to compete successfully.

     Product Liability Claims and Uninsured Risks. Products or processes that may be developed, licensed, or sold by the Company may expose the Company to potential liability from claims by end-users of such products or of products manufactured by such processes, or by manufacturers or others selling such products, either directly or as a component of other products. The Company currently maintains limited product liability insurance coverage. There can be no assurance that the Company will be able to maintain such coverage or obtain additional coverage on acceptable terms, or that such insurance will provide adequate coverage against all potential claims.

     Volatility of Stock Price; Liquidation Preference; and Lack of Dividends. The market prices for securities of biopharmaceutical companies historically have been highly volatile. Announcements concerning the Company or its competitors, including the results of testing and clinical trials, technological innovations, or commercial products, government regulations, developments concerning proprietary rights, including patents and litigation matters, a change in status of a collaborative partner, public concern relating to the commercial value or safety of the Company's products, and stock market conditions in general may have a significant impact on the price of the Common Stock.

     The Company has 200,000 shares of Series C Preferred Stock outstanding entitled to a liquidation preference of $.01 per share.

     The Company has not paid dividends on its Common Stock since its inception and does not intend to pay any such dividends in the foreseeable future.

     Shares Eligible for Future Sale. As of October 25, 1996, 3,468,022 shares of Common Stock (or 10% of the total number of shares outstanding on a fully diluted basis) were issuable upon the exercise of outstanding options and warrants. Additional shares may be issued upon the conversion of preferred stock. Also, the Company may issue an indeterminate number of additional shares of Common Stock as a result of the MDV Merger over a period estimated by the Company to be approximately five years. See "Selling Shareholders." The existence of such warrants, options and convertible securities, and the Company's obligations as a result of the MDV Merger, as well as certain registration rights, may adversely affect the terms on which the Company may obtain additional equity financing. The holders of the outstanding warrants and options are likely to exercise their securities at a time when the Company would otherwise be able to obtain capital on terms more favorable than those provided by the exercise or conversion prices thereof.

     The cautionary statements set forth above and elsewhere in this Prospectus, as well as those set forth in the documents incorporated by reference herein, should be read as accompanying forward-looking statements included under "Prospectus Summary - The Company" and "Selling Shareholders," and in such incorporated documents. The risks described in such statements could cause the Company's results to differ materially from those expressed in or indicated by such forward-looking statements.

                              PLAN OF DISTRIBUTION

     The Shares may be offered by the Selling Shareholders from time to time directly or through one or more broker-dealers, in one or more transactions on Nasdaq, otherwise in the over-the-counter market, in negotiated transactions or otherwise, or through a combination of such methods, at fixed prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Shareholders may sell the Shares to or through broker-dealers or underwriters, and such broker-dealers or underwriters may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholders and/or the purchasers of the Shares for which such broker-dealers may act as agent or to whom they sell as principal, or both (which compensation as to a particular broker-dealer may be in excess of customary compensation). None of the proceeds of the sale of the Shares by the Selling Shareholders will be received by the Company.

     The Selling Shareholders and broker-dealers or underwriters that participate with the Selling Shareholders in the sale of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act, in which event any discounts, concessions or commissions received by such broker-dealers or underwriters and any profit on the resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act of 1933, as amended (the "Securities Act"). To the extent required, the number of Shares to be sold, the purchase price, the name of any such broker-dealer or underwriter and any applicable discounts, concessions or commissions with respect to a particular offer will be set forth in an accompanying Prospectus Supplement.

     The Company has agreed to indemnify the Selling Shareholders and each underwriter and broker who participates in the offering of the Shares, against certain civil liabilities including liabilities under the Securities Act and the Exchange Act.


                              SELLING SHAREHOLDERS


     The Shares covered by this Prospectus are those issued and which may be issued as a result of the MDV Merger. The aggregate amount paid or payable by the Company in Shares, as described above, consists of $15.25 million in payments which have been made or as to which the only contingency is the passage of time, and $30 million of payments which are contingent on the progress of development of MDV's technology (including $10 million which may be paid to buy out the Company's royalty obligation, if any). The Company estimates that the period during which such payments will be made will be approximately five years, but such period may be materially longer or shorter. Moreover, there can be no assurance that such progress will occur in whole or in part. Since the Company has the option to pay all such amounts in cash or a combination of Shares and cash, and the number of Shares to be issued as payment of any such amount will be based on an average market price during a period preceding the date such payment is due, there can be no assurance as to either the number of Shares which may be issued, or the time of their issuance. Therefore, the following table is based on the assumptions that all such payments will be made in Shares valued at $13.681 per share, the average of the last reported sales prices on the Nasdaq for the twenty trading days ended December 20, 1996. The Selling Shareholders listed in the table are the former securityholders of MDV and the holders of the MDV debt paid on the Effective Date and the dollar amounts shown opposite their names are based on their respective percentage interests in MDV securities and in such debt. The Selling Shareholders also include the assignees, donees, pledgees and other transferees from time to time of the persons listed in the table and their transferees (except insofar as the disposition by any such person is exempt from the registration requirements of the Securities Act.) At the time a particular offer of Shares is made by any Selling Shareholder not listed in the table, the Company will prepare and file a prospectus supplement or a post-effective amendment to the Registration Statement of which this Prospectus is a part, as appropriate, setting forth the name of such Selling Shareholder, the number of Shares being offered by such Selling Shareholder and the terms of the offering if different from that described under "Plan of Distribution."



                                                Aggregate            Number of
                                                Amount               Shares            Percentage of
SELLING                                         Receivable in        Receivable in     Outstanding
SHAREHOLDERS                                    MDV MERGER           MDV MERGER (1)    COMMON STOCK (2)
Dr. Dennis V. Adams                             $   404,485.23       29,565        0.0983%

Noel B. and W. Victor Benjamin                  $   448,220.44       32,762        0.1090%

James A. Carbone                                $    16,367.97        1,196        0.0040%

Robert I. Chien and Nancy L. Chien,             $    65,471.87        4,786        0.0159%
JTWROS

Comerica Bank, Trustee of the                   $   447,696.66       32,724        0.1088%
Norbert J. Cremers Trust U/A
dated 11/17/52, as amended and
restated

J. Desmond Davies                               $   395,712.00       28,924        0.0962%

Cheri Emery                                     $    39,283.12        2,871        0.0096%

Ronald H. Erlich                                $   104,755.00        7,657        0.0255%

Dr. Jay A. Fleischman and Lorraine              $   533,988.59       39,031        0.1298%
Fleischman, JTWROS

Frederick J. Foley                              $ 4,007,795.20      292,946        0.9744%

Charles F. & Rose F. Gerlach                    $   424,257.73       31,011        0.1031%
JTWROS

Dilip Gole                                      $    72,019.06        5,264        0.0175%

Dr. Raymond L. Henry                            $   424,257.73       31,011        0.1031%

John Paul Hessburg and Teri Jean                $   910,844.69       66,577        0.2215%
Hessburg, JTWROS

Philip C. Hessburg, M.D. and Elisabeth          $ 1,644,915.32      120,234        0.3999%
E. Hessburg, JTWROS

Paul J. Hittler                                 $    50,806.17        3,714        0.0124%

Gordon W. Hueschen, Trustee of                  $   494,705.47       36,160        0.1203%
the Gordon W. Hueschen Trust,
dated 3/4/66 and amended 1/6/90

Judith & Brian D. Hunter, JTWROS                $    13,094.37          957        0.0032%

Dorothy M. Kaye                                 $    12,832.49          938        0.0031%

Karl W. Kettinger                               $    13,094.37          957        0.0032%

Lee T. Knutson, Trustee and his                 $    13,094.37          957        0.0032%
successors in trust under the Lee
T. Knutson Declaration of Trust
dated 4/24/95

Paola M. Luptak                                 $   494,705.47       36,160        0.1203%

Fred Q. Martin, Trustee of the                  $    32,735.94        2,393        0.0080%
Fred Q. Martin Revocable Trust

Robert M. Nalbandian, Trustee                   $   533,988.59       39,031        0.1298%
of the Robert M. Nalbandian
1995 Revocable Trust dated
8/25/95

Gary W. Posage                                  $   157,132.49       11,485        0.0382%

Irving R. Schmolka                              $   135,657.72        9,916        0.0330%

Florence Fidelino                               $    13,094.37          957        0.0032%

Edmund R. Sutherland                            $   569,212.46       41,606        0.1384%

Elizabeth J. Sutherland                         $    39,283.12        2,871        0.0096%

Paul H. Sutherland                              $    39,283.12        2,871        0.0096%

Douglas R. Sutherland                           $    39,283.12        2,871        0.0096%

Janice Lawrence                                 $    13,094.37          957        0.0032%

Robbie Thornton                                 $    68,745.47        5,025        0.0167%

Tacey X. Viegas                                 $   187,642.39       13,716        0.0456%

Paul K. Wilkinson                               $   111,302.18        8,136        0.0271%

HCC Investments Inc.                            $12,140,383.86      887,390(3)     2.9517%

Henry L. Hillman, Elsie H.                      $ 2,540,263.61      185,678(4)     0.6176%
Hillman and C.G. Grefenstette,
Trustees of the Henry L. Hillman
Trust, dated 11/18/85

C.G. Grefenstette and Thomas G.                 $   635,065.90       46,420(5)     0.1544%
Bigley, Trustees U/A/T dated
11/16/64 for Juliet Lea Hillman

C.G. Grefenstette and Thomas G.                 $   635,065.90       46,420(5)     0.1544%
Bigley, Trustees U/A/T dated
11/16/64 for Audrey Hillman

C.G. Grefenstette and Thomas G.                 $   635,065.90       46,420(5)     0.1544%
Bigley, Trustees U/A/T dated
11/16/64 for Henry Lea Hillman,
Jr.

C.G. Grefenstette and Thomas G.                 $   635,065.90       46,420(5)     0.1544%
Bigley, Trustees U/A/T dated
11/16/64 for William Talbott
Hillman

Venhill Limited Partnership                     $ 2,177,443.63      159,158(6)     0.5294%

Hillman Medical Ventures 1989 L.P.              $ 1,309,437.45       95,712(7)     0.3184%

Hillman Medical Ventures 1990 L.P.              $ 3,928,312.35      287,136(7)     0.9551%

Hillman Medical Ventures 1991 L.P.              $ 2,623,719.82      191,778(7)     0.6379%

Hillman Medical Ventures 1995 L.P.              $ 2,696,289.64      197,083(7)     0.6566%

Hillman Medical Ventures 1996 L.P.              $   468,435.25       34,240        0.1139%

Thomas G. Adelman and Catherine M.              $   261,887.49       19,142        0.0637%
Adelman, JTWROS

Balbir K. Dulay and Surinder J.                 $    32,474.05        2,374        0.0079%
SinghDulay, JTWROS

Stephen G. Flore                                $  234,651.19        17,152        0.0571%

Michael G. Hinsberg and Lisa M.                 $   55,520.15         4,058        0.0135%
Hinsberg, JTWROS

Lorraine E. Reeve                               $ 1,268,059.23       92,688        0.3083%

TOTAL                                           $45,250,000.00    3,307,507       11.0015%
-----




(1) Based on $13.861 per share, in accordance with the assumption set forth above.

(2) Based on 30,064,056 shares of Common Stock outstanding at September 30, 1996 and the Shares offered hereby.

(3) HCC Investments Inc. ("HCC") is a corporation wholly-owned by Wilmington Investments Inc. ("Wilmington Investments") which is a corporation wholly-owned by The Hillman Company ("THC"). THC is a corporation controlled by the Henry L. Hillman Trust U/A/T dated November 18, 1985 (the "Henry Hillman Trust"). Mr. Henry L. Hillman ("Mr. Hillman") is the settlor and the sole beneficiary of the Henry Hillman Trust, which is a revocable trust. The trustees of the Henry Hillman Trust are, in addition to Mr. Hillman, Elsie H. Hillman and C.G. Grefenstette. Accordingly, pursuant to Rule 13d-3 of the SEC under the Exchange Act, Mr. Hillman is deemed to be the beneficial owner of these Shares.

(4) Because the power to vote and to dispose of the Shares owned by this, the Henry Hillman Trust, are shared by the trustees, each of the trustees is also deemed to be a beneficial owner of such Shares.

(5) The trustees of these trusts are C.G. Grefenstette and Thomas G. Bigley. Because the power to vote and to dispose of the Shares owned by these trusts are shared by the trustees, each of the trustees is also deemed to be a beneficial owner of such Shares.

(6) Pursuant to Rule 13d-3 of the SEC under the Exchange Act, the Shares owned by this partnership are also beneficially owned by the general partner, Howard B. Hillman, Mr. Henry L. Hillman's half-brother.

(7) Pursuant to Rule 13d-3 of the SEC under the Exchange Act, the Shares owned by each of these partnerships are also beneficially owned by the general partners thereof, Hillman/Dover Limited Partnership and Cashon Biomedical Associates L.P. ("Cashon"). The general partner of Hillman Dover Limited Partnership is Wilmington Securities, Inc., a wholly-owned subsidiary of Wilmington Investments, which is a corporation wholly-owned by THC. The general partners of Cashon are Charles G. Hadley, Hal Broderson and Ronald J. Brenner. Pursuant to Rule 13d-3 of the SEC under the Exchange Act, each of Messrs. Hillman, Hadley, Broderson and Brenner may be deemed to beneficially own the Shares owned by each of these partnerships.


                                 LEGAL OPINIONS

     The legality of the issuance of the shares of Common Stock offered hereby will be passed upon for the Company by Stroock & Stroock & Lavan.


                                     EXPERTS

     The consolidated financial statements of Alliance Pharmaceutical Corp. and its subsidiaries appearing in the Company's Annual Report (Form 10-K) for the year ended June 30, 1996, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.